SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

TREAN INSURANCE GROUP, INC.
(Name of the Issuer)

Trean Insurance Group, Inc.
Treadstone Parent Inc.
Treadstone Upper Parent Inc.
Treadstone Aggregator L.P.
Altaris Health Partners V, L.P.
Altaris Health Partners V-A, L.P.
AHP V GP, L.P.
AHP-TH LLC
AHP-BHC LLC
ACP-TH LLC
ACP-BHC LLC
Altaris Health Partners III, L.P.
AHP III GP, L.P.
Altaris Constellation Partners, L.P.
AHP Constellation GP, L.P.
Altaris Partners, LLC
George E. Aitken-Davies
Daniel G. Tully
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89457R101
(CUSIP Number of Class of Securities)

Trean Insurance Group, Inc.
150 Lake Street West	Treadstone Parent Inc.
Wayzata, MN 55391	Treadstone Upper Parent Inc.
(952) 974-2200	Treadstone Aggregator L.P.
Attn: Patricia A. Ryan	Altaris Health Partners V, L.P.
Altaris Health Partners V-A, L.P.
AHP V GP, L.P.
AHP-TH LLC
AHP-BHC LLC
ACP-TH LLC
ACP-BHC LLC
Altaris Health Partners III, L.P.
AHP III GP, L.P.
Altaris Constellation Partners, L.P.
AHP Constellation GP, L.P.
Altaris Partners, LLC
George E. Aitken-Davies
Daniel G. Tully
c/o Altaris Partners, LLC
10 East 53rd Street, 31st Floor
New York, NY 10022
(212) 931-0250
Attn: Daniel G. Tully & Charles Mullens

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Bass, Berry & Sims PLC	Kirkland & Ellis LLP
150 Third Avenue South	601 Lexington Avenue
Nashville, TN 37201	New York, NY 10022
(615) 742-6200	(212) 446-4800
Attn: J. Page Davidson & Scott W. Bell	Attn: David B. Feirstein, P.C.

Morris, Nichols, Arsht & Tunnell LLP
1201 N. Market Street
Wilmington, DE 19801
(302) 351-9169
Attn: Eric Klinger-Wilensky & James Honaker

This statement is filed in connection with (check the appropriate box):
a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on January 19, 2023, and subsequently amended by Amendment No. 1 filed on March 16, 2023 and Amendment No. 2 filed on April 12, 2023, together with all exhibits thereto and hereto, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Trean Insurance Group, Inc. (“Trean” or the “Company”); (2) Treadstone Parent Inc., a Delaware corporation (“Parent”), (3) Treadstone Upper Parent Inc., a Delaware corporation (“Upper Parent”), (4) Treadstone Aggregator L.P., a Delaware limited partnership (“Aggregator”), (5) Altaris Health Partners V, L.P., a Delaware limited partnership (“Altaris Health Partners V”), (6) Altaris Health Partners V-A, L.P., a Delaware limited partnership (“Altaris Health Partners V-A”), (7) AHP V GP, L.P., a Delaware limited partnership (“AHP V GP”), (8) AHP-TH LLC, a Delaware limited liability company (“AHP-TH”), (9) AHP-BHC LLC, a Delaware limited liability company (“AHP-BHC”), (10) ACP-TH LLC, a Delaware limited liability company (“ACP-TH”), (11) ACP-BHC LLC, a Delaware limited liability company (“ACP-BHC”), (12) Altaris Health Partners III, L.P., a Delaware limited partnership (“Altaris Health Partners III”), (13) AHP III GP. L.P., a Delaware limited partnership (“AHP III GP”), (14) Altaris Constellation Partners, L.P., a Delaware limited partnership (“Altaris Constellation Partners”), (15) AHP Constellation GP, L.P., a Delaware limited partnership (“AHP Constellation GP”), (16) Altaris Partners, LLC, a Delaware limited liability company (“Altaris Partners”), (17) George E. Aitken-Davies and (18) Daniel G. Tully (each of (1) through (18) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 15, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Trean, Parent and Treadstone Merger Sub Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, on April 21, 2023, Merger Sub merged with and into Trean (the “Merger”) with Trean surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

The information concerning Trean contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Trean. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

(c)	Other material information. Item 15(c) is hereby amended and supplemented as follows:

On April 18, 2023, at a special meeting of Trean’s stockholders, holders of (i) a majority of the aggregate voting power of the outstanding shares of Trean’s common stock beneficially owned by the Unaffiliated Stockholders (as defined in the Merger Agreement) entitled to vote thereon as of the record date for the special meeting and (ii) a majority of the aggregate voting power of the outstanding shares of Trean’s common stock owned by all of Trean’s stockholders entitled to vote thereon as of the record date of the special meeting, each voted to approve the proposal to adopt the Merger Agreement and approve the merger of Merger Sub with and into Trean, with Trean surviving the Merger as a wholly-owned subsidiary of Parent, and the other transactions contemplated by the Merger Agreement.

On April 21, 2023, Trean, Parent and Merger Sub filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, Merger Sub merged with and into Trean, with Trean surviving the Merger as a wholly-owned subsidiary of Parent.

At the Effective Time, in accordance with the terms and conditions set forth in the Merger Agreement, each share of Trean’s common stock par value $0.01 per share (“Trean Common Stock”), issued and outstanding (other than (i) any shares held in the treasury of Trean, (ii) any shares owned by Parent or any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub), (iii) any shares to be treated as otherwise agreed to in writing before the Effective Time between Parent or its affiliates and the holder thereof, and (iv) any shares owned by stockholders who are entitled to and have properly exercised and perfected their demands for appraisal rights under Delaware law) was automatically converted into the right to receive $6.15 in cash, without interest and subject to applicable withholding taxes (the “Transaction Consideration”). Additionally, at the Effective Time:

•
each option to purchase Trean Common Stock outstanding as of immediately prior to the Effective Time (each, a “Company Option”), whether vested or unvested, was cancelled and entitles the holder thereof to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of shares of Trean Common Stock subject to such Company Option as of immediately prior to the Effective Time, and (ii) the excess, if any, of the Transaction Consideration over the exercise price per share of the shares subject to such Company Option;

•
each performance stock unit award outstanding as of immediately prior to the Effective Time (each, a “Company PSU Award”) became vested, was cancelled and entitles the holder thereof to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) a pro-rated number of shares of Trean Common Stock that would have vested pursuant to the terms of such Company PSU Award based on projected performance through the end of the applicable performance period as set forth in the Merger Agreement, and (ii) the Transaction Consideration;

•
each market stock unit award of Trean (each, a “Company MSU Award”) outstanding immediately prior to the Effective Time became vested, was cancelled and entitles the holder thereof to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of shares of Trean Common Stock that would have vested pursuant to the terms of such Company MSU Award based on actual performance through the Effective Time, and (ii) the Transaction Consideration; and

•
each restricted stock unit award of Trean (each, a “Company RSU Award”) outstanding immediately prior to the Effective Time, subject to certain exceptions, became fully vested, was cancelled and entitles the holder to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of shares of Trean Common Stock subject to such Company RSU Award and (ii) the Transaction Consideration.

On April 21, 2023, Trean notified The Nasdaq Stock Market LLC (“Nasdaq”) that the merger had been completed, and requested that Nasdaq suspend trading of Trean Common Stock on the Nasdaq Global Select Market prior to the opening of trading on April 21, 2023. Trean also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Trean Common Stock from the Nasdaq Global Select Market and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, Trean Common Stock will no longer be listed on the Nasdaq Global Select Market.

Trean intends to file a certification on Form 15 with the SEC requesting the termination of registration of all Trean Common Stock under Section 12(g) of the Exchange Act and the suspension of Trean’s reporting obligations under Section 13 of the Exchange Act with respect to all Trean Common Stock.

In addition, on April 21, 2023, Trean and Altaris issued a joint press release announcing the closing of the Merger. The joint press release is attached as Exhibit 99.1 to the Current Report on Form 8-K, which is incorporated by reference herein as Exhibit (a)(12) hereto.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1)	Definitive Proxy Statement of Trean Insurance Group, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed with the SEC on March 16, 2023, and incorporated herein by reference).

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3)	Letter to Trean Insurance Group, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5)	Current Report on Form 8-K, dated December 16, 2022 (included in Schedule 14A filed on December 16, 2022 and incorporated herein by reference).

(a)(6)	Current Report on Form 8-K, dated December 19, 2022 (included in Schedule 14A filed on December 19, 2022 and incorporated herein by reference).

(a)(7)	Current Report on Form 8-K, dated January 26, 2023 (included in Schedule 14A filed on January 26, 2023 and incorporated herein by reference).

(a)(8)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on March 16, 2023 and incorporated herein by reference).

(a)(9)	Current Report on Form 8-K, dated March 22, 2023 (incorporated herein by reference).

(a)(10)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on April 12, 2023 and incorporated herein by reference).

(a)(11)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on April 12, 2023 and incorporated herein by reference).

(a)(12)	Current Report on Form 8-K, dated April 21, 2023 (incorporated herein by reference).

(c)(1)*	Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated October 28, 2022.

(c)(2)*	Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated December 15, 2022.

(c)(3)	Opinion of Houlihan Lokey, Inc., dated December 15, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)
Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)
Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)*	Equity Commitment Letter, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P. and Treadstone Parent Inc.

(d)(4)*	Limited Guarantee, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P., and Trean Insurance Group, Inc.

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

107*	Filing Fee Table.

*	Previously filed with the Schedule 13e-3 filed with the SEC on January 19, 2023.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

TREAN INSURANCE GROUP, INC.

By:	/s/ Julie A. Baron
Name:	Julie A. Baron
Title:	Chief Executive Officer

TREADSTONE PARENT INC.

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	President

TREADSTONE UPPER PARENT INC.

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	President

TREADSTONE AGGREGATOR L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS V, L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS V-A, L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP V GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP-TH LLC

By:	Altaris Health Partners III, L.P., its sole member
By:	AHP III GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP-BHC LLC

By:	Altaris Health Partners III, L.P., its sole member
By:	AHP III GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ACP-TH LLC

By:	Altaris Constellation Partners, L.P., its sole member
By:	AHP Constellation GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ACP-BHC LLC

By:	Altaris Constellation Partners, L.P., its sole member
By:	AHP Constellation GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS III, L.P.
By: AHP III GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP III GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS CONSTELLATION PARTNERS, L.P.
By: AHP Constellation GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP CONSTELLATION GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS PARTNERS, LLC

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

/s/ George E. Aitken-Davies
George E. Aitken-Davies

/s/ Daniel G. Tully
Daniel G. Tully